UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

Director Shareholding

Below are details of share transfers of ordinary shares of 25p each made on 13 December 2013 and notified to the Company on 13 December 2013:-

On 13 December 2013 Robin Freestone and his spouse Mirima Freestone transferred a combined total of 4,000 ordinary shares of 25p each to the following connected persons:

Name of connected person to whom shares transferred	Number of ordinary shares of 25p each transferred
James Freestone	1,000
William Freestone	1,000
Jonathan Freestone	1,000
Matthew Freestone	1,000

All of the above transfers were made by way of gift. The number of shares in which Robin Freestone and his connected persons are beneficially interested remains at 478,507.

This notification is made in accordance with DTR 3.1.2R.

Natalie Dale
Assistant Company Secretary

13 December 2013

PEARSON plc

Date: 13 December 2013

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary